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            Nuveen Insured Michigan Tax-Free Advantage Municipal Fund
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                December 2, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nuveen Insured Michigan Tax-Free Advantage Municipal Fund (CIK: 0001200448)
    Request for Withdrawal of Registration Statement on Form N-2
    File Nos. 333-100792, 811-21245

Ladies and Gentlemen:

     On October 28, 2002, Nuveen Insured Michigan Tax-Free Advantage Municipal Fund (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Insured Michigan Tax-Free Advantage Municipal Fund (accession number 0000950131-02-004044). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Insured Michigan Tax-Free Advantage Municipal Fund.

                                        Sincerely,

                                        Nuveen Insured Michigan Tax-Free
                                        Advantage Municipal Fund
                                        (Registrant)


                                        By: /s/ Jessica R. Droeger
                                            ------------------------------------
                                            Jessica R. Droeger
                                            Vice President and Secretary